FOIA CONFIDENTIAL TREATMENT REQUESTED BY AECOM TECHNOLOGY CORPORATION FOR CERTAIN PORTIONS OF THIS LETTER PURSUANT TO RULE 83

AECOM

555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300

T 213.593.8000  F 213.593.8730  www.aecom.com

October 9, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         AECOM Technology Corporation

Form 10-K/A for the Fiscal Year Ended September 30, 2008

Filed January 23, 2009

Proxy Statement

File No. 000-52423

Filed January 23, 2009

Dear Mr. O’Brien:

This letter is in response to your comment letter dated September 16, 2009, regarding the above-referenced filings for AECOM Technology Corporation (“AECOM” or the “Company”) which has been discussed with Ernst & Young LLP, the Company’s independent registered public accounting firm, and its National Office.  We appreciate the Staff’s comments, and to assist your review, we have retyped the text of the Staff’s comment in italics below.  Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

COMMENT

Form 10-K for the Fiscal Year Ended September 30, 2008

21.         Reportable Segments and Geographic Information, page 89

1.            We note your response to comment 3 in our letter dated June 30, 2009, in which you believe your eight operating segments have similar economic characteristics, as discussed in paragraph 17 of SFAS 131.  In this regard, we note your statement that you “have not noted any unusual trends in [y]our operating segments; therefore, [you]

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

expect the similar characteristics to continue in the near future.”  Paragraph 17 of SFAS 131 states, in part, “[o]perating segments often exhibit similar long-term financial performance if they have similar economic characteristics.  For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.”  Based on this guidance, it is unclear how you concluded that all eight of your operating segments have similar economic characteristics, as you have stated you expect similar characteristics to continue in the near future rather the long-term.

We also note your statement that “the gross margins have basically been within a plus/minus 10% range of our consolidated PTS gross margin.”  It is unclear how a potentially 20% difference between operating segments’ gross margin would be considered similar.  In this regard, we note the following trends in the operating segments operating results that do not appear to indicate similar economic trends:

•     The increases in revenues for fiscal year 2008 as compared to fiscal year 2007 for five of your operating segments and the two operating segments indentified as “other” varied significantly with one of your operating segments reporting a decline in revenues.

•     We note these variances in revenues continued for the six-months ended June 30, 2009 as compared to the prior six-months period with one of the operating segments that did report an increase for fiscal year 2008 now reporting a significantly decline in revenues.

•     Revenues, net also reports large differences in growth for fiscal year 2008 as compared to fiscal year 2007 with two operating segments reporting material declines in revenues for the six-months ended June 30, 2009.

•     Gross margin, as defined, does not appear similar for one of the presented operating segments and the two other operating segments when compared to the other five presented operating segments when compared to the low end of the range for the five presented operating segments.

•     For gross profit in accordance with U.S. GAAP as compared to total revenues and revenues, net also appear to show a differing trend in one of the presented operating segments and for the two other operating segments in comparison to the other five presented operating segments.

•     Gross profit in accordance with U.S. GAAP for the two other operating segments appear to represent a significant portion of total PTS gross profit in accordance with U.S. GAAP for the six-months ended June 30, 2009.

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

As previously requested, please explain to us the temporary factors that caused theses differences in trends among the eight operating segments.  If you are unable to identify temporary factors causing the differences, please re-consider whether all eight of the operating segments should be aggregated into one reportable segment.

Please also note that the determination as to whether operating segments meet the quantitative thresholds should be determined subsequent to determining whether operating segments may be aggregated (i.e., operating segments that are not aggregated with other operating segments into a reportable segment are then assessed under paragraph 18 of SFAS 131).  Please provide us with the separate operating results for these two operating segments for fiscal years 2007 and 2008 and the nine-months ended June 30, 2009, including prior period comparisons.  Please also provide us with updated interim information for each of the other six operating segments.  If you determine that these two operating segments should not be aggregated with the other PTS operating segments and continue to not meet the quantitative thresholds, please refer to paragraphs 19 and 21 of SFAS 131 for their appropriate presentation.

RESPONSE

For ease of review we have categorized our responses below by topic as they relate to the various comments provided by the Staff in Comment 1 of the comment letter.  As clarified with the Staff during our joint conference call on September 29, 2009, the Company has a total of eight operating segments.  As further discussed below in our response to Comment 2 of the comment letter, seven of these operating segments are aggregated in our Professional Technical Services (“PTS”) reportable segment.  The eighth operating segment is separately reported as the Management Support Services (“MSS”) segment.

We believe that the aggregation of the operating segments within the PTS reportable segment is consistent with the objectives and basic principles of Statement of Financial Accounting Standards No. 131 (“SFAS 131”) and, in particular, that additional separate disclosure of operating segments would not add significantly to an investor’s understanding of the Company’s performance and prospects for future net cash flows.  Additionally, we believe that the two reportable segments disclosed in our filings provide our investors with appropriate information about the Company to make an informed decision about the Company as a whole.

Gross Margin is a Key Metric

The nature of our business is to provide technical and professional engineering services and management support services through individual projects.  Profitable growth is a key component of how we evaluate our business.  Gross margin, which we define as gross revenue less subcontractor costs and direct project expenses, as a percentage of gross

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

revenue less subcontractor costs, assists us in determining whether to pursue a project and therefore whether that project is providing profitable growth.  We manage our business on a project-by-project basis, including allocation of resources, wherever those resources reside in the Company.  Based on the nature of the individual project, we allocate the most qualified and cost efficient resources in order to maximize a projects’ gross margins and therefore profitability.  We track gross margin results collectively for all projects.  As described above, gross margin is a key metric reviewed by the Company’s chief operating decision maker (“CODM”) as it is utilized to assess performance of all operating segments.  It is also, in our view, the appropriate metric to assess long-term economic similarity between operating segments.  In particular:

•     All contracts that the Company pursues have a certain level of risk.  The level of risk that management of the Company is willing to undertake is directly related to the gross margin we expect to earn for those respective contracts. Therefore, gross margin is an important factor in our decisions to bid and price contracts, regardless of revenue size.

•     Subsequent to successful bids on contracts, the progress and profitability of all contracts are evaluated, among other measures, on their current gross margin and estimated gross margin expected at completion of the contracts.

•     Expected gross margin is a key factor in decisions relating to our allocation of professional resources.

•     Gross margin is a key metric used by individual project managers to assess performance of projects and in managing these projects.

•     Gross margin, over the long term, is an indicator of cash flows being generated by successfully managing the combined impact of all of our projects.

As such, although revenue growth is a goal of the Company, gross margin is a key metric utilized by the CODM to assess an operating segment’s performance and allocate resources.  Therefore, along with qualitative factors previously described to the staff, gross margin is the economic metric utilized by management of the Company to determine whether operating segments may be aggregated into the PTS reportable segment. In addition, we note that our use of gross margin as a basis for assessing economic similarity is consistent with paragraph 17 of Statement 131 which states that “similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar.”

Range in Gross Margins of PTS Operating Segments

In accordance with SFAS 131, operating segments may be aggregated into a reportable segment if they exhibit similar long-term financial performance, among other criteria. As discussed above, the Company utilizes gross margin to assist in determining if the economic characteristics of the operating segments are sufficiently similar such that their financial

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

results will be similar over the long term. As clarified with the SEC Staff during our September 29, 2009 conference call, the Company has historically aggregated seven operating segments within its PTS reportable segment.  The operating segment aggregation analysis below is performed for six of the PTS operating segments.  The remaining PTS operating segment (“Other PTS operating segment”) is discussed in Other PTS Operating Segment below.

The following table summarizes the economic similarity for six of our PTS operating segments based on the historical average Gross Margins utilizing information for the two years ended September 30, 2008 and the nine months ended June 30, 2009:  (In accordance with the Staff’s request in the comment letter, the Company has provided updated comparative interim information for the nine months ended June 30, 2009 and 2008 in Appendix A-1.)

[***]

The table above illustrates that the gross margin (as defined) for the above operating segments is similar and within what we believe is an acceptable range for aggregation.  [***]

Revenue trends

Revenue is not the metric used by management to determine the Company’s reportable segments as it is not a key metric that the CODM uses to measure segment performance for the purposes of evaluating performance and allocation of resources.  As described above, however, we believe that gross margin is the appropriate measure for assessing economic characteristics.  Due to the nature of our industry, revenue can and will fluctuate significantly within, and among, the various operating segments, over quarters and years.  As further described above, the professional services we offer are project managed.  We analyze the profitability of each project by focusing on gross margin.  In the normal course of business, the size, duration, and revenue of these projects can vary from period to period or within operating segments.  Although revenue may vary, our experience and expectation is that these fluctuations do not cause material volatility in gross margins.

Gross profit trends

Gross profit is not a key metric utilized by the CODM to allocate resources or assess the performance of an operating segment. The difference between gross margin and gross profit is primarily overhead costs relating to indirect labor, facilities costs, and other indirect costs.  These costs are primarily fixed in nature, required to support the core business operations, and independent of management’s decisions to accept projects or

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

review project performance and therefore render gross profit a less relevant measure of our business than gross margin.

Other PTS Operating Segment

After consideration of the Staff’s comment letter, we have concluded that Other PTS does not meet the aggregation criteria in SFAS 131, par. 17.  Management believes that Other PTS is not quantitatively or qualitatively material as defined in SFAS 131, par. 18.  [***]  The Company does not report any other small segments with which to combine Other PTS under SFAS 131, par. 19.  The Company therefore has previously evaluated whether presenting segment information regarding this operating segment, noting that it was clearly immaterial.  Based upon that analysis, management has concluded that it was appropriate to combine it with another segment on the basis of its relative immateriality to the Company as a whole and to the reporting segment with which it was combined.  Additionally, we believe that the most appropriate presentation is to combine it with the PTS reportable segment for the reasons stated below:

As discussed with the Staff on our recent conference call, the Company has only one operating segment in the Other PTS operating segment. The Other PTS operating segment has the following similar characteristics as the PTS operating segments:

•     Nature of Services: The Other PTS operating segment provides professional technical and professional engineering services (engineering design, planning, consulting, architecture, and program and construction management services) to its customers. All of these services are similar in nature to all PTS operating segments.

•     Types of Customers: The Other PTS operating segment has customers that are comprised of institutional, government and commercial clients who generally require a range of the services described above.  These types of customers are consistent across the PTS operating segments.

•     Production Process and Methods used to Distribute Products and Provide Services:  As with each of the PTS operating segments, the Other PTS operating segment utilizes computer assisted technology and highly skilled and educated professionals in the course of designing, planning and consulting. Resources, such as engineers and architects, are shared among the PTS reportable segment and the Other PTS operating segment. Additionally, the technical professional skills, project management and risk management tools, as well as operational and resource management processes necessary to deliver these services, are consistent among the PTS reportable segment and the Other PTS operating segment. These significant processes have been designed to be similar across the PTS reportable segment and the Other PTS operating segment, so that projects are evaluated and managed consistently.

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

The following table summarizes the results presented in the PTS reportable segment footnote, including the Other PTS operating segment, as shown in footnote 21 to the consolidated financial statements in the Company’s Form 10-K for the fiscal year ended September 30, 2008, and on a pro forma basis for the same period as if the Other PTS operating segment was excluded from the presentation (in millions):

	As Filed	Pro Forma
	(FY 2008)	(FY2008)

Revenue	$4,327,671	$[***	]
Revenue, net of other direct costs	3,132,932	[***	]
Gross profit	261,912	[***	]
Gross profit as a % of revenue	6.1%	[***	]
Gross profit as a % of revenue, net of other direct costs	8.4%	[***	]
Equity in earnings of joint ventures	13,280	[***	]
Segment income from operations	275,192	[***	]

As shown above, including the Other PTS operating segment in the PTS reportable segment does not distort or materially impact the PTS reportable segment.  Additionally, we do not expect the inclusion of the Other PTS operating segment in the PTS reportable segment to materially affect the disclosure of the PTS reportable segment in the long term.  Consequently due to the significant operational similarities between the Other PTS operating segment and the PTS reportable segment and based on the relative immateriality of the Other PTS operating segment, management of the Company has concluded that it is most appropriate to include Other PTS within PTS rather than to disclose the Other PTS operating segment individually as a separate reportable segment.  We believe that there would be no benefit to separate disclosure as it would not provide users of the financial statements with any significant additional information to better understand the Company’s performance, better assess prospects for future cash flows, or make more informed judgments about the Company as a whole.  Therefore, we respectfully submit to the Staff that we believe including the Other PTS operating segment in the PTS reportable segment meets the objectives and basic principles of SFAS 131. To the extent that the Other PTS operating segment results becomes significant in relation to the total PTS reportable segment in the future, the Company will reconsider its segment disclosures and separately disclose the Other PTS operating segment and discuss in Management Discussion and Analysis.

COMMENT

2.         Please provide us with a description of the business activities of each of the eight operating segments with the PTS reportable segment.

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

RESPONSE

As discussed above and clarified with the Staff, we have seven operating segments within the PTS reportable segment.  As previously described in our filings, we are a global engineering company.  We have relationships with a number of large corporations, public and private institutions and governmental agencies worldwide and provide them with a broad range of professional services.  Each of the operating segments within the PTS reportable segment provides design, planning, consulting, and program and construction management services to government and commercial clients.  All of these engineering services are similar in terms of nature of services, production and distribution processes, economic characteristics and types of customers and employee resources required.  Following is further description of each of our operating segments:

•                [***] operations provide services in the transportation, environmental, facilities and energy (such as mining and power) sectors.  Services include civil, geotechnical, building and other engineering design, environmental management, water and wastewater process engineering and management, quantity surveying and urban transportation planning.  Clients are primarily located in Australia, New Zealand, Southeast Asia and Middle East / North Africa.

•                [***] operations provide services in the transportation, facilities, energy and environmental sectors.  Services include transportation planning (including highways and rail), building/facilities engineering (including airports) and power and transmission distribution services. Clients are primarily located in the United States.

•                [***] operations provide services in the facilities, transportation, environmental and energy sectors.  Services include transportation, engineering (including subways and mass transit), facilities design (such as building security) and environmental impact and assessment.  Clients are primarily located in Europe, including UK, Ireland, Russia, Ukraine and other CIS countries.

•                [***] operations provide services in infrastructure, environment and water, transportation, facilities and energy sectors.  Services include transportation planning (such as highways and airports), environmental remediation, water and wastewater treatment and land use and planning.  Clients are primarily located in Canada.

•                [***] operations provide services in the facilities, environmental and transportation sectors.  Such services include master planning, architecture, design (such as parks

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AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

and landscape), habitat conservation and storm water and other water resource management.  Clients are located worldwide.

•                [***] operations provide services in the energy, environmental and facilities sectors.  Services include environmental remediation, impact and assessment, land use and planning, water and wastewater treatment and regulatory compliance.  Clients are located worldwide.

•                [***] operations provide services in the transportation, facilities, and environmental sectors.  Services include transportation planning for railway and metro systems, environmental remediation and impact assessments and facilities engineering of hotel and commercial properties.  Clients are located primarily in Asia, including China, East Asia and India.

COMMENT

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

11.       Reportable Segments, page 13

3.                                    We note your response to comment 2 in our letter dated June 30, 2009, in which you state that you will provide the disclosures required by paragraph 26.a. of SFAS 131 in the footnotes to your consolidated financial statements in future filings.  However, this disclosure continues to be excluded from your footnote disclosures.  As previously requested, please provide this disclosure in all future periodic reports

RESPONSE

The Company will include the following disclosures, as required by paragraph 26.a. of SFAS 131, in its footnotes to the consolidated financial statements in future filings:

“Reportable Segments

The Company’s operations are organized into two reportable segments: Professional Technical Services and Management Support Services. The Company’s PTS reportable segment delivers planning, consulting, architectural and engineering design, and program and construction management services to commercial and government clients worldwide.  The Company’s MSS reportable segment provides program and facilities management and maintenance, training, logistics, consulting, technical assistance and systems integration services, primarily for agencies of the U.S. government.  These reportable segments are organized by the types of services

Confidential Treatment Requested by

AECOM Technology Corporation

Securities and Exchange Commission

October 9, 2009

provided, the differing specialized needs of the respective clients, and how the Company manages its business.  The Company has aggregated various operating segments into its PTS reportable segment based on their similar characteristics, including similar long term financial performance.”

Please contact the undersigned at (213) 593-8723 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Michael S. Burke

Michael S. Burke

Executive Vice President and

Chief Financial Officer

cc:        John M. Dionisio, AECOM Technology Corporation

Eric Chen, AECOM Technology Corporation

Bill Browning, Ernst & Young, LLP

Jonathan K. Layne, Gibson Dunn & Crutcher